Mail Stop 4561

May 8, 2007

Peter Oppenheimer
Senior Vice President and
Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re: Apple, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **September 30, 2006**
> **Filed December 29, 2006**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your response to our letter dated April 12, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

1.   Please refer to comment 1 in our letter dated April 12, 2007. We have reviewed your response and continue to believe that your statement is unclear that "while generally accepted accounting principles (GAAP) do not explicitly require the

Company to charge for this upgrade, charging for this upgrade is consistent with the Company's historical business practices and supports its corresponding application of GAAP at the time of the original sale of the Macintosh systems." We reissue part of our previous comment to clarify how charging a fee for the n-enabler software update supports your application of GAAP at the time of the original sale of the Macintosh systems. Also, provide recent examples of the Company's business practice of charging a fee for upgrades in similar type arrangements.

2.   We also note in your response to comment 1 in our letter dated April 12, 2007 that you believe the value of the incremental functionality of this upgrade compared to the existing functionality of the wireless card is equivalent to the price charged for the upgrade when compared to the original price of the Airport Extreme wireless card which is only $49. Clarify why you believe that this n-enabler software update provided <u>more than insignificant</u> modifications to the computer's wireless networking functionality and yet you also believe that the price charged to upgrade the wireless networking hardware card ($1.99 or only 4% of the current retail price of the Airport Extreme wireless card) was reasonable for the additional functionality. Furthermore, we do not understand you comparison of the price charged to sell iTunes to the price charged for this software update. Please explain further how this supports your accounting.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief